Exhibit 99.7

ZenaTech’s ZenaDrone to File Patent and Accelerate Deployment of Counter-UAS Technology on the ZenaDrone 1000 in Response to US Executive Order

(Vancouver, British Columbia– June 12, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces its subsidiary ZenaDrone’s intent to file a patent and accelerate the deployment of Counter-Unmanned Aircraft System (Counter-UAS) technology, to be mounted on the company’s flagship ZenaDrone 1000 drone platform in response to a new executive order policy directive. Counter-UAS technology refers to tools or systems that can detect, track, or mitigate unauthorized or dangerous drones to protect people, property, and airspace.

ZenaDrone’s technology for this was originally designed last year but was placed on hold as the company prioritized other commercial and defense applications. However, the recent policy directive on Counter-UAS contained in the June 6th, 2025, White House Executive Order, ‘Restoring American Airspace Sovereignty’, has clarified the urgency and importance of bringing effective drone defense solutions to market. In response, ZenaDrone is accelerating development and commercialization efforts to meet growing domestic and international demand.

“We developed our Counter-UAS system with future threats in mind, and the Executive Order has made it clear that the time to act is now,” said Dr. Shaun Passley, CEO of ZenaTech. “Integrating this technology into the ZenaDrone 1000 positions us to meet urgent security needs with a smart, autonomous aerial defense platform and be seen as a provider of safe, trusted, and mission-ready solutions.”

The company will immediately expand its engineering and defense teams to fast-track R&D, testing, and deployment. The enhanced ZenaDrone 1000 will feature real-time threat detection and neutralization capabilities, making it a viable solution for military, homeland security, and critical infrastructure protection operations.

The recent executive order, one of two historic policy directives announced on June 6th, 2025, provides a boost to US drone companies by driving demand for counter-UAS technologies, setting needed federal standards for secure airspace integration, and prioritizing US-made systems over foreign alternatives.

The ZenaDrone 1000 is an AI multifunction autonomous drone that is a 12X7-foot rotary-wing octocopter design—built for commercial applications including surveillance, inspection and precision agriculture, as well as for defense. It features a patented foldable-wing design, can carry up to a 40 kg or 88 lbs of payload, and can fly for up to an hour before recharging on its docking station. It can be equipped with a variety of thermal imaging, LiDAR, or multispectral sensors to enable real-time ISR (intelligence, surveillance, and reconnaissance), border patrol, and other defense applications.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.